

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2024

Todd Wilson
Chief Financial Officer
Red Robin Gourmet Burgers, Inc.
10000 E. Geddes Avenue, Suite 500
Englewood, CO 80112

      Re: Red Robin Gourmet Burgers, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-34851

Dear Todd Wilson:

      We have reviewed your filing and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Financial Measures, page 26

1.   Please revise to present your non-GAAP financial measures after your comparison of fiscal year results on a GAAP basis to provide equal or greater prominence to GAAP.

Financial Statements
1. Description of Business and Summary of Significant Accounting Policies
(c) Immaterial Restatement of Prior Period Financial Statements, page 49

2.   We note you present the impacts to your "other non-GAAP information" as a result of an error correction, this would appear to be reflective of a non-GAAP measure presented in the notes to your financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. Please advise or revise to remove the measure from your future periodic and annual filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services